UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               NATIONSHEALTH, INC.
                 -----------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    63860C100
                 -----------------------------------------------
                                 (CUSIP Number)

                                November 4, 2005
                 -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63860C100

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

                   Connecticut General Life Insurance Company

2.   Check the Appropriate Box If a Member of a Group (See Instructions)

     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

                    Connecticut

                         5.                      Sole Voting Power
Number of                                                3,239,480
Shares Beneficially      6.                      Shared Voting Power
Owned By                                                 0
Each Reporting           7.                      Sole Dispositive Power
Person                                                   3,239,480
With:                    8.                      Shared Dispositive Power
                                                         0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,239,480

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [ ]

11.  Percent of Class Represented By Amount in Row (9)

                                     10.92%

12.  Type of Reporting Person (See Instructions)

                                       IC

CUSIP No. 63860C100

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

                                CIGNA Corporation

2.   Check the Appropriate Box If a Member of a Group (See Instructions)

     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

                       Delaware


                          5.                   Sole Voting Power
Number of                                              3,239,480
Shares Beneficially       6.                   Shared Voting Power
Owned By                                               0
Each Reporting            7.                   Sole Dispositive Power
Person                                                 3,239,480
With:                     8.                   Shared Dispositive Power
                                                       0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,239,480

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [ ]

11.  Percent of Class Represented By Amount in Row (9)

                                     10.92%

12.  Type of Reporting Person (See Instructions)

                                       HC

Item 1(a)       Name of Issuer:

                NationsHealth, Inc. (the "Issuer")

Item 1(b)       Address of the Issuer's Principal Executive Offices:

                13650 N.W. 8th Street, Suite 109, Sunrise, Florida  33325

Item 2(a)       Name of Persons Filing:

                Connecticut General Life Insurance Company ("CGLIC") CIGNA Corporation ("CIGNA")

This statement is filed on behalf of each of CGLIC and CIGNA pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.


Item 2(b)       Address of Principal Business Office or, if none, Residence:

                CGLIC - 900 Cottage Grove Road, Bloomfield, CT 06002 CIGNA - One Liberty Place, Philadelphia, PA 19192


Item 2(c)       Citizenship:

                CGLIC is a Connecticut corporation.
                CIGNA is a Delaware corporation.

Item 2(d)       Title of Class of Securities:

                Common Stock, par value $.0001 per share

Item 2(e)       CUSIP Number:

                63860C100

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                Not applicable.

Item 4.         Ownership:

Item 4(a)       Amount Beneficially Owned:

                3,239,480*
                This number consists of 303,030 shares of common stock and 2,936,450 shares of common stock issuable upon the exercise of warrants held by Connecticut General Life Insurance Company.

Item 4(b)       Percent of Class:

                10.92%*
                Percent of class is based on 26,424,355 shares of common stock outstanding as of October 11, 2005 as reported in the Issuer's prospectus filed with the Securities and Exchange Commission on October 11, 2005 pursuant to Rule 424(b)(3) under the Securities Act of 1933.

Item 4(c)       Number of shares as to which such person has:

(i)   Sole power to vote or direct the vote 3,239,480.*
(ii)  Shared power to vote or to direct the vote 0.
(iii) Sole power to dispose or to direct the disposition of 3,239,480.*
(iv)  Shared power to dispose or to direct the disposition of 0.

*As the ultimate parent company of CGLIC, CIGNA may be deemed to beneficially own, and to share voting and dispositive power with respect to, the 3,239,480 shares owned by CGLIC.

Item 5.         Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

                Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company:

The identity and classification of the subsidiary which acquired the shares of the Issuer's common stock being reported on by CIGNA, the parent holding company, is as follows:

                                      Nature of                     Item 3
      Identity                   Beneficial Ownership           Classification
      --------                   --------------------           --------------
Connecticut General           Direct owner of 3,239,480               IC
Life Insurance Company        shares of Common Stock


Item 8.         Identification and Classification of Members of the Group:

                Not applicable.

Item 9.         Notice of Dissolution of Group:

                Not applicable.

Item 10.        Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              November 4, 2005
                              ----------------
                              Date

                              Connecticut General Life Insurance Company

                              By: /s/ Jeffrey S. Winer
                                  --------------------
                                  Jeffrey S. Winer
                                  Vice President

                              CIGNA Corporation

                              By: /s/ Jeffrey S. Winer
                                  --------------------
                                  Jeffrey S. Winer
                                  Assistant Corporate Secretary

                            EXHIBIT 1 TO SCHEDULE 13G



                             JOINT FILING AGREEMENT


In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $.0001 par value, of NationsHealth, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. In evidence thereof, the undersigned being duly authorized, hereby execute this Agreement this 4th day of November, 2005.


                                Connecticut General Life Insurance Company

                                By: /s/ Jeffrey S. Winer
                                    --------------------
                                    Name:   Jeffrey S. Winer
                                    Title:  Vice President



                                CIGNA CORPORATION

                                By: /s/ Jeffrey S. Winer
                                    --------------------
                                    Name:   Jeffrey S. Winer
                                    Title:  Assistant Corporate Secretary